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                              July 28, 2023

       Yong Zhang
       Chief Executive Officer
       Xinyuan Real Estate Co., Ltd.
       27/F, China Central Place, Tower II
       79 Jianguo Road, Chaoyang District
       Beijing 100025
       People   s Republic of China

                                                        Re: Xinyuan Real Estate
Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33863

       Dear Yong Zhang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 20-F, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so.
Additionally, please amend your Form 20-F to provide the
                                                        disclosures required
under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the
                                                        Holding Foreign
Companies Accountable Act and the Consolidated Appropriations Act,
                                                        2023, available on our
website at https://www.sec.gov/corpfin/announcement/statement-
                                                        hfcaa-040623.
 Yong Zhang
Xinyuan Real Estate Co., Ltd.
July 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any questions.



                                                          Sincerely,
FirstName LastNameYong Zhang
                                                          Division of
Corporation Finance
Comapany NameXinyuan Real Estate Co., Ltd.
                                                          Disclosure Review
Program
July 28, 2023 Page 2
cc:       Haoze Zheng
FirstName LastName